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                                                                   Exhibit 99.2
[LOGO]

INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC.
FOR RELEASE AT 8:00 A.M.

                   DUSA PHARMACEUTICALS REPORTS SECOND QUARTER
                   CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS

WILMINGTON, MA. AUGUST 13, 2002 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) reported today its corporate highlights and financial results for the second quarter ended June 30, 2002.

CORPORATE HIGHLIGHTS
As previously reported, on June 6, 2002, DUSA received a notice of termination from Schering AG, its worldwide (except Canada) Levulan(R) PDT dermatology marketing partner of the parties' Marketing Development and Supply Agreement dated November 22, 1999. As a result, within the one-year notice period, DUSA will reacquire from Schering AG all rights that had been granted under the agreement. However, the parties are currently negotiating plans to arrange for a smooth and efficient transfer of responsibilities with an accelerated termination date.

During the second quarter, Berlex Laboratories, Schering AG's United States affiliate reported that end-user Levulan(R) Kerastick(R) sales totaled 2,250 units, up from 1,848 in Q1, but below the 2,448 units sold to end-users in Q4 2001. The installed base of BLU-U(R) brand light units increased modestly to 369 at June 30, 2002 as compared to 328 at March 31, 2002.

Despite the disappointing sales to this point, DUSA continues to receive reports from doctors, who are using Levulan(R) PDT for their patients, who are very pleased with the product and its results. There have also been a number of recent articles in the dermatology press highlighting the benefits of Levulan(R) PDT for the treatment of actinic keratoses (AKs).

DUSA is currently preparing its own development, marketing and publication plans that it intends to implement following the actual termination date of the Schering AG relationship. Although these plans are still being formulated, DUSA has decided not to create a nationwide sales force, or to seek a new dermatology marketing partner at this time. Therefore, the Company does not expect any significant near-term changes in Kerastick(R) sales levels, and/or BLU-U(R) placements. However, the Company will continue to work towards a more widespread adoption of our technology as doctors become more familiar with the benefits of Levulan(R) PDT, and as the Company seeks to achieve improved reimbursement levels.

The Company intends to focus its near-term dermatology development program on the Broad Area Actinic Keratoses (BAAK) indication, with the goal of achieving a label-change for the current products, as well as finishing its FDA-required Phase IV long-term AK Tracking Study. As reported previously, the preliminary results of DUSA's Phase I/II study on resistant plantar warts were encouraging, and patient follow-up is ongoing. However, although preliminary data analysis is still not completed, the Phase I/II study

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on onychomycosis (nail fungus) was not successful in treating the disease in the majority of patients. The Company believes that with some adjustments to the protocol, Levulan(R) PDT could still be an effective treatment for this disease. However, further Phase II development for these indications is not being planned at this time in order to lower DUSA's burn rate for 2003 and beyond (compared to the 2002 burn rate). This strategy should keep the Company in a strong financial situation as it works on the BAAK indication, the long-term AK study, and increasing revenues from the current product.

DUSA is also finalizing its partnering package for systemic, orally administered Levulan(R) PDT in the treatment of areas of dysplasia within Barrett's esophagus. The Company expects to begin soliciting potential partners during Q3. Although this indication is still at an early stage of development, and there can be no assurance that a corporate alliance transaction will occur, DUSA believes that entering a collaboration could have a positive near-term impact on the Company.

FINANCIAL HIGHLIGHTS:
DUSA's net loss for the three-month period ended June 30, 2002 was $3,438,000 or ($0.25) per share, as compared to $1,563,000 or ($0.11) per share for the same period in 2001. Total research and development costs were $3,375,000, compared to $2,288,000 in the prior year period. The increase in 2002 is mainly attributable to higher clinical trial expenditures, both for dermatology and for Barrett's esophagus development. During the current three-month period, approximately $878,000 of the R&D expenditures is reimbursable by Schering AG, based on two-thirds reimbursement of dermatology co-development expenses. This compares to a $824,000 receivable for reimbursement for the comparative three-month period in 2001. Legal expenses have also increased as compared to the similar period in 2001, as a result of the challenge to our Australian patent, and will likely increase significantly as the process continues.

In May 2002, the Company borrowed $1,900,000 under a secured term loan promissory note from Citizens Bank of Massachusetts to fund the construction of its manufacturing facility. DUSA made interest only payments through July 30, 2002 and will make monthly payments of principal in the amount of $22,500 commencing August 1, 2002 plus interest at a rate of 4% per year (360-day LIBOR plus 1.75%) for the initial year of the note. The Company has the option at the end of the first year to exercise a one-time conversion to a fixed rate loan, or to continue with the then LIBOR rate. Certain of the Company's United States government securities secure the loan.

Interest income for the three-month period ended June 30, 2002 decreased approximately $147,000, to $785,000, as compared to $932,000 for the same period in 2001. This decrease is mainly attributable to lower investable cash balances in support of DUSA's operating activities and the Company's new Kerastick(R) manufacturing facility.

As a result of the previously reported notice of termination from Schering AG, DUSA is in the process of evaluating certain items on its Consolidated Balance Sheets for potential impairment and timing of recognition. These items include its manufacturing facility currently under construction, raw material inventory, commercial light sources, and deferred charges and royalties, as well as any unamortized deferred revenue related to non-refundable milestone payments previously received under the agreement. Upon finalization of the termination agreement with Schering AG, the Company will record in its Statement of Operations any unamortized deferred revenue (which amounts to $21,320,830 at June 30, 2002) offset, in part, by adjustments, if any, to the net realizable value of certain assets described above, which are currently valued at $6,950,000.

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
-----------------------------------------------------------------------------------------------------------
        Three Months Ended                                                            Six Months Ended
              June 30                                                                     June 30
------------------------------------                                         ------------------------------
     2002               2001                                                      2002              2001
-----------------------------------------------------------------------------------------------------------
$  1,429,978       $ 1,516,754                  Revenue                      $ 2,755,476       $ 2,706,714
-----------------------------------------------------------------------------------------------------------
$    776,533       $   721,056          Cost of Product Sales and            $ 1,455,302       $ 1,376,085
                                               Royalties
-----------------------------------------------------------------------------------------------------------
$  3,374,905       $ 2,288,216           Research and Development            $ 6,471,596       $ 4,176,250
                                                  Costs
-----------------------------------------------------------------------------------------------------------
$  1,501,008       $ 1,002,528         Other Operating Expenses              $ 2,693,016       $ 2,004,263
-----------------------------------------------------------------------------------------------------------
$    784,902       $   931,711           Interest Income, Net                $ 1,559,321       $ 2,034,489
-----------------------------------------------------------------------------------------------------------
$ (3,437,566)      $(1,563,335)                Net (Loss)                    $(6,305,117)      $(2,815,395)
-----------------------------------------------------------------------------------------------------------
      ($0.25)           ($0.11)              Loss Per Share                       ($0.45)           ($0.20)
-----------------------------------------------------------------------------------------------------------
  13,869,297        13,767,959      Weighted Average Number of Common         13,867,354        13,757,528
                                          Shares Outstanding
-----------------------------------------------------------------------------------------------------------
$ 57,817,354       $68,503,909      Cash and United States Government        $57,817,354       $68,503,909
                                              Securities
-----------------------------------------------------------------------------------------------------------
$ 21,320,830       $24,055,910             Deferred Revenue                  $21,320,830       $24,055,910
-----------------------------------------------------------------------------------------------------------
$ 43,622,118       $52,856,650           Shareholders' Equity                $43,622,118       $52,856,650
-----------------------------------------------------------------------------------------------------------

                  (All figures are in US dollars and unaudited)

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of LEVULAN(R) Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications. PDT and PD utilize light-activated compounds such as LEVULAN(R) to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that represent our expectations and beliefs concerning future events and involve known and unknown risk and uncertainties. These forward-looking statements relate to the reacquisition of rights from Schering AG to market all dermatology products, and adjustments to financial statements resulting therefrom; intention to implement new development and marketing plans, expectations for product sales, intention to focus dermatology research and development on treatment of BAAK and completion of Phase IV AK tracking study, and beliefs regarding onychomycosis protocol, expectations for keeping the Company in a strong financial condition, expectations for a corporate alliance regarding Barrett's esophagus and the potential impact on the Company, and likelihood that attorney fees will increase. These statements are further qualified by important factors which may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the statements made. These factors include, without limitation, the timing of the reacquisition of rights from Schering AG, changing market and regulatory conditions, actual clinical results of our trials, the impact of competitive products and pricing, the timely development, FDA and foreign regulatory approval, and market acceptance of our products, reliance on third-parties for the production and manufacture, of our products, and the maintenance of our

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patent portfolio, none of which can be assured, and other risks identified in
DUSA's SEC filings from time to time.

For further information contact: D. GEOFFREY SHULMAN, MD, President & CEO or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059 Fax 416.363.6602 or visit www.dusapharma.com